Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹 賬 通 金 融 科 技 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

POLL RESULTS OF THE EXTRAORDINARY GENERAL

MEETING HELD ON DECEMBER 18, 2024

Reference is made to the Notice of Extraordinary General Meeting (the “EGM”) dated November 6, 2024 (the “Notice”) and the circular to holders of the Company’s Shares (the “Shareholders”) dated November 6, 2024 (the “Circular”) of OneConnect Financial Technology Co., Ltd. (the “Company”). Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Circular and the Notice.

POLL RESULTS OF THE EGM

The board of directors (the “Board”) of the Company is pleased to announce that the EGM was held on December 18, 2024 at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong. The resolutions at the EGM were duly passed as ordinary resolutions by way of poll.

As of the Share Record Date, the total number of issued Shares was 1,169,980,653 Shares (including 80,391,570 Shares held on trust for grantees under the Stock Incentive Plan of the Company by Computershare Hong Kong Trustees Limited).

(i) The 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement are entered into between the Company and the associates of Ping An. Therefore, Ping An and its associates shall abstain from voting on the relevant resolutions. Bo Yu and Ping An Insurance Overseas (both of which are subsidiaries of Ping An), which together held 375,764,724 Shares (representing approximately 32.12% of the issued share capital of the Company) as of the Share Record Date based on public information available to the Company had abstained from voting at the EGM; (ii) Computershare Hong Kong Trustees Limited, which directly held 80,391,570 Shares (representing approximately 6.87% of the issued share capital of the Company) as of the Share Record Date, had abstained from voting at the EGM in accordance with the trust deed; and (iii) Rong Chang Limited (which is held as to 50% each as nominee shareholders by Mr. Wenwei Dou and Ms. Wenjun Wang), which directly held 197,015,946 Shares (representing approximately 16.84% of the issued share capital of the Company) as of the Share Record Date, had abstained from voting at the EGM on the resolutions in relation to Lufax Holding Ltd., i.e. the 2024 Provision of Products and Services Agreement and the 2024 Services and Products Purchasing Agreement and the transactions contemplated thereunder. Save and except for the aforesaid, there was no Shareholder who was required under the Listing Rules to abstain from voting on the resolution(s) proposed at the EGM and no Shareholder who was entitled to attend the EGM but was required to abstain from voting in favor of the resolution(s) at the EGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution(s) proposed at the EGM.

Accordingly, Independent Shareholders holding a total of 516,808,413 Shares were entitled to attend and vote for or against the resolutions at the EGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions at the EGM was conducted by way of poll in accordance with the requirements of the articles of association of the Company. The poll results in respect of the resolutions proposed at the EGM were as follows:

Ordinary Resolutions		Number of Votes Cast and Percentage (%)
		For	Against
1.	That the 2024 Provision of Products and Services Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Provision of Products and Services Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).	462,572,858 99.9%	625,380 0.1%

Ordinary Resolutions		Number of Votes Cast and Percentage (%)
		For	Against
2.	That the 2024 Services and Products Purchasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Services and Products Purchasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).	462,572,858 99.9%	625,380 0.1%
3.	That the 2024 Financial Services Purchasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Financial Services Purchasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).	462,574,058 99.9%	621,930 0.1%
4.	That the 2024 Property Leasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Property Leasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).	462,564,758 99.9%	636,030 0.1%
As more than 50% of the votes were cast in favor of each of the resolutions, above resolutions were duly passed as ordinary resolutions.

The Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM. All directors of the Company attended the EGM in person or by electronic means.

By order of the Board

OneConnect Financial Technology Co., Ltd.

Mr. Chongfeng Shen

Chairman of the Board and Chief Executive Officer

Hong Kong, December 18, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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